EXHIBIT 99.1

                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                           FOR THE THREE MONTHS ENDED

                            March 31, 1999 AND 1998
                            EXHIBIT 99.1 (Continued)

                         PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                          CONSOLIDATED BALANCE SHEETS
                                 (in thousands)


                                               March 31,    December 31,

                                                 1999           1998

                                              (Unaudited)      (Note)

Assets

  Cash and cash equivalents                 $   2,372      $   1,992

  Receivables and deposits                      1,359          1,282

  Restricted escrows                              823            759

  Other assets                                  1,350          1,262


  Investment properties:

   Land                                         9,237          9,237

   Building and related personal property      95,699         95,236

                                              104,936        104,473

   Less accumulated depreciation              (78,546)       (77,251)

                                               26,390         27,222


                                            $  32,294      $  32,517


Liabilities and Partners' Deficit

Liabilities

  Accounts payable                          $     205      $     353

  Tenant security deposit liabilities             593            573

  Accrued property taxes                          347            245

  Other liabilities                               513            590

  Mortgage notes                               22,783         22,855

  Master loan and interest payable            327,860        318,688

                                              352,301        343,304
Partners' Deficit

  General partner                              (3,200)        (3,108)

  Limited partners                           (316,807)      (307,679)

                                             (320,007)      (310,787)

                                            $  32,294      $  32,517


Note: The balance sheet at December 31, 1998, has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

          See Accompanying Notes to Consolidated Financial Statements


                            EXHIBIT 99.1 (Continued)

b)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (Unaudited)
                                 (in thousands)




                                                    Three Months Ended

                                                         March 31,

                                                     1999        1998

Revenues:

  Rental income                                   $  4,947    $  4,918

  Other income                                         402         389

         Total revenues                              5,349       5,307

Expenses:

  Operating                                          2,312       2,385

  General and administrative                           138         167

  Depreciation                                       1,295       1,329

  Property taxes                                       314         330

  Interest                                          10,510       9,602

         Total expenses                             14,569      13,813


Net loss                                          $ (9,220)   $ (8,506)


Net loss allocated

   to general partner (1%)                        $    (92)   $    (85)

Net loss allocated

   to limited partners (99%)                        (9,128)     (8,421)


                                                  $ (9,220)   $ (8,506)


          See Accompanying Notes to Consolidated Financial Statements
                            EXHIBIT 99.1 (Continued)

c)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

            CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                                  (Unaudited)
                                 (in thousands)

               For the Three Months Ended March 31, 1999 and 1998




                                  General       Limited

                                  Partners     Partners        Total


Partners' deficit at

  December 31, 1997             $ (2,775)     $(274,719)    $(277,494)


Net loss for the three months

  ended March 31, 1998               (85)        (8,421)       (8,506)


Partners' deficit at

  March 31, 1998                $ (2,860)     $(283,140)    $(286,000)

Partners' deficit at

  December 31, 1998             $ (3,108)     $(307,679)    $(310,787)


Net loss for the three months

  ended March 31, 1999               (92)        (9,128)       (9,220)


Partners' deficit at

  March 31, 1999                $ (3,200)     $(316,807)    $(320,007)


          See Accompanying Notes to Consolidated Financial Statements

                            EXHIBIT 99.1 (Continued)
d)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (Unaudited)
                                 (in thousands)


                                                          Three Months Ended

                                                               March 31,

                                                           1999        1998

Cash flows from operating activities:

Net loss                                               $ (9,220)    $ (8,506)

Adjustments to reconcile net loss to net

  cash provided by operating activities:

   Depreciation and amortization                          1,352        1,388

   Change in accounts:

      Receivables and deposits                              (77)        (165)

      Other assets                                         (103)          36

      Accounts payable                                     (148)        (194)

      Tenant security deposit liabilities                    20           (6)

      Accrued property taxes                                102          268

      Other liabilities                                     (77)         (85)

      Accrued interest on Master Loan                     9,293        8,578


          Net cash provided by operating activities       1,142        1,314


Cash flows from investing activities:

  Property improvements and replacements                   (463)        (283)

  Lease commissions paid                                    (42)         (35)

  Net (deposits to) receipts from restricted escrows        (64)         154


          Net cash used in investing activities            (569)        (164)


Cash flows from financing activities:

  Principal payments on Master Loan                        (121)        (375)

  Principal payments on notes payable                       (72)         (68)


          Net cash used in financing activities            (193)        (443)


Net increase in cash and cash equivalents                   380          707


Cash and cash equivalents at beginning of period          1,992        1,439

Cash and cash equivalents at end of period             $  2,372     $  2,146


Supplemental disclosure of cash flow information:

  Cash paid for interest                               $  1,197     $  1,006


          See Accompanying Notes to Consolidated Financial Statements


e)
                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners, L.P. ("CCEP") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc. (the "General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 31, 1999, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1998.

Certain classifications have been made to the 1998 information to conform to the 1999 presentation.

Consolidation

CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

NOTE B - TRANSFER OF CONTROL

Pursuant to a series of transactions which closed on October 1, 1998 and February 26, 1999, Insignia Financial Group, Inc. and Insignia Properties Trust merged into Apartment Investment and Management Company, a publicly traded real estate investment trust, "(AIMCO") with AIMCO being the surviving corporation (the "Insignia Merger"). As a result, AIMCO acquired 100% ownership interest in the General Partner. The General Partner does not believe that this transaction will have a material effect on the affairs and operations of the Partnership.

NOTE C - RELATED PARTY TRANSACTIONS

The Partnership has no employees and is dependent on the General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for (i) certain payments to affiliates for services and (ii) reimbursement of certain expenses incurred by affiliates for services. The following payments were made to the General Partner and affiliates during the three months ended March 31, 1999 and 1998:


                                                 Three months ended

                                                      March 31,

                                                  1999        1998


 Property management fees (included in

   operating expenses)                           $  240      $  266

 Investment advisory fees (included in               43          44

  general and administrative expense)

 Reimbursement for services of affiliates

 (included in operating, general and

  administrative expenses and

  investment properties)                             72         102


Included in "Reimbursements for services of affiliates" for the three months ended March 31, 1998 is approximately $15,000 in reimbursements for construction oversight costs and approximately $2,000 in lease commissions. No such costs were incurred for the three months ended March 31, 1999.

During the three months ended March 31, 1999 and 1998, affiliates of the General Partner were entitled to receive 5% of gross receipts from all of the Partnership's residential properties for providing property management services. The Partnership paid to such affiliates approximately $240,000 and $231,000 for the three months ended March 31, 1999 and 1998, respectively. For the three months ended March 31, 1998, affiliates of the General Partner were entitled to receive varying percentages of gross receipts from all of the Partnership's commercial properties for providing property management services. The Partnership paid to such affiliates approximately $35,000 for the three months ended March 31, 1998. Effective October 1, 1998 (the effective date of the Insignia Merger), these services for the commercial properties were provided by an unrelated party.

The Partnership is also subject to an Investment Advisory Agreement between the Partnership and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP's properties. The Partnership paid to such affiliates approximately $43,000 and $44,000 for the three months ended March 31, 1999 and 1998, respectively.

An affiliate of the General Partner received reimbursement of accountable administrative expenses amounting to approximately $72,000 and $102,000 for the three months ended March 31, 1999 and 1998, respectively.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from Consolidated Capital Institutional Properties ("CCIP") pursuant to the Master Loan Agreement (the "Master Loan"), which is described more fully in the 1998 annual report. Such interest payments totaled approximately $800,000 and $1,640,000 for the three months ended March 31, 1999 and 1998, respectively. There were no advances during the three months ended March 31, 1999 or 1998. During the three months ended March 31, 1999 CCEP paid approximately $121,000 to CCIP as principal payments on the Master Loan. This amount was from cash received on certain investments by CCEP, which are required to be transferred to CCIP as per the Master Loan Agreement.

During the three months ended March 31, 1998, CCEP paid approximately $375,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $79,000. Approximately $296,000 was due to excess cash flow payments paid to CCIP as stipulated by the Master Loan Agreement.

NOTE D - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at March 31, 1999 and December 31, 1998, are approximately $327,860,000 and $318,688,000, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the three month periods ended March 31, 1999 and 1998, were 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from the sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

During the three months ended March 31, 1999, CCEP paid approximately $121,000 to CCIP as principal payments on the Master Loan. This amount was cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement. There were no advances on the Master Loan for the three months ended March 31, 1999 or 1998.

NOTE E - YEAR 2000 COMPLIANCE

General Description of the Year 2000 Issue and the Nature and Effects of the Year 2000 on Information Technology (IT) and Non-IT Systems

The Year 2000 issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. The Partnership is dependent upon the General Partner and its affiliates for management and administrative services ("Managing Agent"). Any of the computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

Over the past two years, the Managing Agent has determined that it will be required to modify or replace significant portions of its software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. The Managing Agent presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 issue can be mitigated. However, if such modifications and replacements are not made, or not completed in time, the Year 2000 issue could have a material impact on the operations of the Partnership.

The Managing Agent's plan to resolve Year 2000 issues involves four phases: assessment, remediation, testing, and implementation. To date, the Managing Agent has fully completed its assessment of all the information systems that could be significantly affected by the Year 2000, and has begun the remediation, testing and implementation phases on both hardware and software systems. Assessments are continuing in regards to embedded systems. The status of each is detailed below.

Status of Progress in Becoming Year 2000 Compliant, Including Timetable for Completion of Each Remaining Phase

Computer Hardware:

During 1997 and 1998, the Managing Agent identified all of the computer systems at risk and formulated a plan to repair or replace each of the affected systems. In August 1998, the mainframe system used by the Managing Agent became fully functional. In addition to the mainframe, PC-based network servers, routers and desktop PCs were analyzed for compliance. The Managing Agent has begun to replace each of the non-compliant network connections and desktop PCs and, as of March 31, 1999, had completed approximately 75% of this effort.

The total cost to the Managing Agent to replace the PC-based network servers, routers and desktop PCs is expected to be approximately $1.5 million of which $1.3 million has been incurred to date. The remaining network connections and desktop PCs are expected to be upgraded to Year 2000 compliant systems by July 31, 1999.

Computer Software:

The Managing Agent utilizes a combination of off-the-shelf, commercially available software programs as well as custom-written programs that are designed to fit specific needs. Both of these types of programs were studied, and implementation plans written and executed with the intent of repairing or replacing any non-compliant software programs.

During 1998, the Managing Agent began converting the existing property management and rent collection systems to its management properties Year 2000 compliant systems. The estimated additional costs to convert such systems at all properties, is $200,000, and the implementation and the testing process is expected to be completed by July 31, 1999.

The final software area is the office software and server operating systems.
The Managing Agent has upgraded all non-compliant office software systems on each PC and has upgraded 80% of the server operating systems. The remaining server operating systems are planned to be upgraded to be Year 2000 compliant by July 31, 1999.

Operating Equipment:

The Managing Agent has operating equipment, primarily at the property sites, which needed to be evaluated for Year 2000 compliance. In September 1997, the Managing Agent began taking a census and inventory of embedded systems (including those devices that use time to control systems and machines at specific properties, for example elevators, heating, ventilating, and air conditioning systems, security and alarm systems, etc.).

The Managing Agent has chosen to focus its attention mainly upon security systems, elevators, heating, ventilating and air conditioning systems, telephone systems and switches, and sprinkler systems. While this area is the most difficult to fully research adequately, management has not yet found any major non-compliance issues that put the Managing Agent at risk financially or operationally. The Managing Agent intends to have a third-party conduct an audit of these systems and report their findings by July 31, 1999.

Any of the above operating equipment that has been found to be non-compliant to date has been replaced or repaired. To date, these have consisted only of security systems and phone systems. As of March 31, 1999 the Managing Agent has evaluated approximately 86% of the operating equipment for the Year 2000 compliance.

The total cost incurred for all properties managed by the Managing Agent as of March 31, 1999 to replace or repair the operating equipment was approximately $400,000. The Managing Agent estimates the cost to replace or repair any remaining operating equipment is approximately $325,000, which is expected to be completed by August 30, 1999.

The Managing Agent continues to have "awareness campaigns" throughout the organization designed to raise awareness and report any possible compliance issues regarding operating equipment within its enterprise.
Nature and Level of Importance of Third Parties and Their Exposure to the Year 2000

The Managing Agent continues to conduct surveys of its banking and other vendor relationships to assess risks regarding their Year 2000 readiness. The Managing Agent has banking relationships with three major financial institutions, all of which have indicated their compliance efforts will be complete before May 1999. The Managing Agent has updated data transmission standards with two of the three financial institutions. The Managing Agent's contingency plan in this regard is to move accounts from any institution that cannot be certified Year 2000 compliant by June 1, 1999.

The Partnership does not rely heavily on any single vendor for goods and services, and does not have significant suppliers and subcontractors who share information systems (external agent). To date the Partnership is not aware of any external agent with a Year 2000 compliance issue that would materially impact the Partnership's results of operations, liquidity, or capital resources. However, the Partnership has no means of ensuring that external agents will be Year 2000 compliant.

The Managing Agent does not believe that the inability of external agents to complete their Year 2000 remediation process in a timely manner will have a material impact on the financial position or results of operations of the Partnership. However, the effect of non-compliance by external agents is not readily determinable.

Costs to Address Year 2000

The total cost of the Year 2000 project to the Managing Agent is estimated at $3.5 million and is being funded from operating cash flows. To date, the Managing Agent has incurred approximately $2.8 million ($0.6 million expensed and $2.2 million capitalized for new systems and equipment) related to all phases of the Year 2000 project. Of the total remaining project costs, approximately $0.5 million is attributable to the purchase of new software and operating equipment, which will be capitalized. The remaining $0.2 million relates to repair of hardware and software and will be expensed as incurred. The Partnership's portion of these costs are not material.

Risks Associated with the Year 2000

The Managing Agent believes it has an effective program in place to resolve the Year 2000 issue in a timely manner. As noted above, the Managing Agent has not yet completed all necessary phases of the Year 2000 program. In the event that the Managing Agent does not complete any additional phases, certain worst case scenarios could occur. The worst case scenarios could include elevators, security and heating, ventilating and air conditioning systems that read incorrect dates and operate with incorrect schedules (e.g., elevators will operate on Monday as if it were Sunday). Although such a change would be annoying to residents, it is not business critical.

In addition, disruptions in the economy generally resulting from Year 2000 issues could also adversely affect the Partnership. The Partnership could be subject to litigation for, among other things, computer system failures, equipment shutdowns or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

Contingency Plans Associated with the Year 2000

The Managing Agent has contingency plans for certain critical applications and is working on such plans for others. These contingency plans involve, among other actions, manual workarounds and selecting new relationships for such activities as banking relationships and elevator operating systems.

NOTE F - LEGAL PROCEEDINGS

In March 1998, several putative unit holders of limited partnership units of the Partnership commenced an action entitled Rosalie Nuanes, et al. v. Insignia Financial Group, Inc., et al. in the Superior Court of the State of California for the County of San Mateo. The plaintiffs named as defendants, among others, the Partnership, the General Partner and several of their affiliated partnerships and corporate entities. The complaint purports to assert claims on behalf of a class of limited partners and derivatively on behalf of a number of limited partnerships (including the Partnership) which are named as nominal defendants, challenging the acquisition by Insignia Financial Group, Inc. ("Insignia") and entities which were, at the time, affiliates of Insignia ("Insignia Affiliates") of interests in certain general partner entities, past tender offers by Insignia Affiliates to acquire limited partnership units, the management of partnerships by Insignia Affiliates as well as a recently announced agreement between Insignia and AIMCO. The complaint seeks monetary damages and equitable relief, including judicial dissolution of the Partnership. On June 25, 1998, the General Partner filed a motion seeking dismissal of the action. In lieu of responding to the motion, the plaintiffs filed an amended complaint. The General Partner has filed demurrers to the amended complaint which were heard during February 1999. No ruling on such demurrers has been received. The General Partner does not anticipate that costs associated with this case, if any, will be material to the Partnership's overall operations.

On July 30, 1998, certain entities claiming to own limited partnership interests in certain limited partnerships whose general partners were, at the time, affiliates of Insignia filed a complaint entitled Everest Properties, LLC. v. Insignia Financial Group, Inc., et al. in the Superior Court of the State of California, County of Los Angeles. The action involves 44 real estate limited partnerships (including the Partnership) in which the plaintiffs allegedly own interests and which Insignia Affiliates allegedly manage or control (the "Subject Partnerships"). This case was settled on March 3, 1999. The Partnership is responsible for a portion of the settlement costs. The expense will not have a material effect on the Partnership's overall operations.

The Partnership is unaware of any other pending or outstanding litigation that is not of a routine nature arising in the ordinary course of business.